November 21, 2022

CONFIDENTIAL SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Brazil Potash Corp.

CIK No. 0001472326

Confidential Submission of Draft Registration Statement on Form F-1

Ladies and Gentlemen:

On behalf of our client, Brazil Potash Corp., a corporation existing under the laws of the Province of Ontario, Canada (the “Company”), we are submitting a draft registration statement on Form F-1 (the “Registration Statement”) to the staff of the U.S. Securities and Exchange Commission for confidential, nonpublic review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”). The draft Registration Statement submitted herewith relates to the intended registration of the offer and sale of the Company’s common shares, no par value per share (“Common Shares”), pursuant to Section 5 of the Securities Act, in connection with the Company’s proposed initial public offering of its Common Shares (the “IPO”).

On behalf of the Company, we confirm to you that, as of the date of this letter, the Company is an “emerging growth company” (as defined under Section 2(a)(19) of the Securities Act) because its total gross revenues during the fiscal year ended December 31, 2021 (its most recently completed fiscal year) were less than $1.07 billion. In addition, on behalf of the Company, we confirm to you that, as of the date of this letter, none of the disqualifying conditions set forth in Section 2(a)(19) of the Securities Act have occurred.

We also hereby confirm, on behalf of the Company, that the Company will publicly file the Registration Statement at least 15 days before the Company commences its roadshow in connection with the IPO, or in the absence of a roadshow, at least 15 days prior to the requested effective date of the Registration Statement.

If you have any questions or comments concerning this submission, please do not hesitate to call me at (954) 768-8221 or email me a distefanor@gtlaw.com.

Very truly yours,

/s/ Rebecca G. DiStefano
Rebecca G. DiStefano, Esq.

cc:	Matthew Simpson, Chief Executive Officer, Brazil Potash Corp.

Ryan Ptolemy, Chief Financial Officer, Brazil Potash Corp.

William Wong, Esq., Greenberg Traurig, LLP

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